UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

Silverleaf Resorts, Inc.

(Exact name of registrant as specified in its charter)

Texas

(State or other jurisdiction of incorporation)

1221 River Bend Drive, Suite 120, Dallas, Texas 75247	75-2259890
(Address of principal executive offices)	(IRS Employer Identification Number)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, $0.01 par value	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: [ x ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction a.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered

Common Stock $0.01 Par Value

The capital stock of Silverleaf Resorts, Inc. (the “Registrant”) to be registered on The NASDAQ Stock Market LLC, (“NASDAQ”), is the Registrant’s Common Stock with a par value of $0.01 per share. The authorized capital stock of the Registrant consists of (i) 100,000,000 shares of Common Stock par value $0.01 per share, and (ii) 10,000,000 shares of Preferred Stock par value $0.01 per share. There are currently 37,808,154 shares of Common Stock issued and outstanding. A further 2,828,366 shares of Common Stock have been reserved for issuance pursuant to the Registrant’s 1997 and 2003 Employee Stock Option Plans. All of the foregoing shares of Common Stock are the subject of the Registrant’s pending listing application with NASDAQ. There are no shares of the Registrant’s Preferred Stock that are issued, outstanding, or reserved for issuance.

The holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors, and except as otherwise required by law or provided in any series of Preferred Stock, the holders of shares of Common Stock exclusively possess all voting power. The Articles of Incorporation of Registrant prohibit cumulative voting in the election of directors. Subject to any preferential rights in any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available therefore, and upon liquidation are entitled to receive pro rata all assets of the Registrant available for distribution to such holders. All shares of Common Stock currently outstanding are validly issued, fully paid and non-assessable and the holders thereof do not have preemptive rights.

Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors. Prior to issuance of shares of each class of Preferred Stock, the Board of Directors is required by the Texas Business Corporation Act (the “TBCA”) and by the Registrant’s Articles of Incorporation to fix for each such series, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by Texas law. The Board of Directors could authorize the issuance of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of the Company’s outstanding shares might believe to be in their best interests or in which holders of some, or a majority, of shares might receive a premium for their shares over the market price of such shares. As mentioned above, no Preferred Stock is currently issued or outstanding.

The Registrant’s Articles of Incorporation provide that each director shall serve for a term beginning on the date of such director’s election and ending on the date of the next annual meeting of shareholders following the date of such director's election and until his or her successor is elected and qualified. The Articles of Incorporation provide that a director may be removed with or without cause by the affirmative vote of at least a majority of the votes entitled to be cast in the election of directors. This provision precludes shareholders from removing incumbent directors except upon an affirmative majority vote.

The Registrant’s Articles of Incorporation may be amended only by the affirmative vote of at least a majority of the capital stock entitled to vote. The Registrant’s Bylaws may be amended by the affirmative vote of the holders of a majority of the capital stock entitled to vote on the matter. Subject to the right of shareholders as set forth in the preceding sentence, the Board of Directors is authorized to adopt, alter, or repeal the Bylaws.

The Registrant’s Articles of Incorporation limit the liability of the Registrant’s directors and officers to the Registrant and the shareholders to the fullest extent permitted by law. The TBCA presently permits the liability of directors and officers to a corporation or its shareholders for money damages to be limited, except (i) if the director or officer is found liable on the basis that he improperly received a personal benefit, or (ii) if the director or officer is found liable to the Registrant by a court of competent jurisdiction after exhaustion of all appeals therefrom. The Registrant’s Articles of Incorporation and Bylaws require the Registrant to indemnify its directors, officers and certain other parties to the fullest extent permitted by law. The TBCA presently permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party, only if (i) the indemnified party conducted himself in good faith, (ii) if a director, his conduct was in the corporation’s best interests, or, if not a director, his conduct was not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, the indemnified party had no reasonable cause to believe his conduct was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, if the director or officer has been adjudged to be liable to the corporation or has been found liable on the basis that personal benefit was improperly received, indemnification (i) is limited to reasonable expenses actually incurred by such person in the proceeding, and (ii) shall not be made in respect to any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance in his duty to the corporation. Determination of any proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendre or its equivalent, is not itself determinative that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. The Registrant currently maintains directors and officers insurance.

A merger, share exchange, consolidation, dissolution, or sale of all or substantially all of the assets of Registrant must be approved by the affirmative vote of the holders of not less than a majority of the votes entitled to be cast on the matter.

Item 2. Exhibits

None.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DATE: February 26, 2007	By: Name: Title:	SILVERLEAF RESORTS, INC. /S/ HARRY J. WHITE, JR. Harry J. White, Jr. Chief Financial Officer